SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                            (Name of Subject Company)

            Historic Preservation Properties 1989 Limited Partnership
                         A Delaware limited partnership

                              at $100 Net Per Unit

                                       by

               Equity Resource Arlington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

================================================================================

  Transaction Valuation*                                  Amount of Filing Fee
      $398,800                                                $79.76
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,988 Units at a purchase price of $100 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:   $79.76          Filing         Equity Resource
                                               Party:         Arlington Fund LP

     Form of Registration No.: Schedule TO/T   Date Filed:    November 29, 2002
----------------------------------- --------------------------------------------

                                 FINAL AMENDMENT

     This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Arlington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 3,988 units (the "Units") of limited partnership interests in Historic Preservation Properties 1989 Limited Partnership, a Delaware limited partnership (the "Partnership"), at $100 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 29, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

     Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

     The Offer expired at 12:00 Midnight, Eastern Time, on December 30, 2002. Pursuant to the Offer, the Purchaser has accepted an aggregate of 894 Units at a price of $100 per Unit, net to the sellers in cash, for an aggregate amount of $89,400.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2003     Equity Resource Arlington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  /s/    Eggert Dagbjartsson
                                         --------------------------
                                         Eggert Dagbjartsson
                                         General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By:  /s/    Eggert Dagbjartsson
                                         --------------------------
                                         Eggert Dagbjartsson
                                         Executive Vice President

                             Eggert Dagbjartsson

                             By:  /s/    Eggert Dagbjartsson
                                         --------------------------
                                         Eggert Dagbjartsson

                                  EXHIBIT INDEX


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                                                                     Sequential
Exhibit No.                         Description                     Page Number
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(a)(1) -         Offer to Purchase, dated November 29, 2002*            4-28
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(a)(2) -         Transmittal letter, dated November 29, 2002*            29
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(a)(3) -         Agreement of Sale and Assignment*                     30-33
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(a)(4)           Summary Advertisement*                                  34
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(a)(5)           Press Release, dated December 30, 2002*
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(b) -            Not applicable.
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(c) -            Not applicable.
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(d) -            Not applicable.
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(e) -            Not applicable.
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(f) -            Not applicable.
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(g)              Not applicable
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(h)              Not applicable.
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